UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

April 28, 2025

_____

In the Matter of

Costamare Bulkers Holdings Limited	**ORDER DECLARING REGISTRATION**
7 rue du Gabian	**EFFECTIVE PURSUANT TO SECTION 12(d)**
MC 98000 Monaco	**OF THE SECURITIES EXCHANGE ACT OF**
	1934, AS AMENDED

File No: 001-42581

_____

Costamare Bulkers Holdings Limited has filed with the Commission and the New York Stock Exchange an application to register its Common Stock and Preferred stock purchase rights on the exchange, pursuant to Section 12(b) of the Securities Exchange Act of 1934.

In accordance with Section 12(d) of the Exchange Act, the authorities of the exchange have certified to the Commission that they have approved the class of securities for listing and registration.

Costamare Bulkers Holdings Limited requests that the registration be made effective before 30 days have expired since the Commission received the exchange's certification.

The request for acceleration appears to be appropriate in the public interest and for the protection of investors. Therefore, it is ORDERED that the registration on the New York Stock Exchange shall become effective immediately.

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority.

Brad Skinner
Office Chief